Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in Registration Statement Nos. 333–163686 and 333–140205 on Form S-8 and No. 333–146428 on Form S-3 of EV Energy Partners, L.P. of our report dated October 15, 2010 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Accounting Standards Update No. 2010-3, “Oil and Gas Reserve Estimation and Disclosure”), relating to the statement of operating revenues and direct operating expenses of the Mid-Continent Properties, as defined in the purchase and sale agreement dated August 9, 2010, between Petrohawk Properties LP, KCS Resources, LLC, and Hawk Field Services, LLC collectively and EV Properties L.P., for the year ended December 31, 2009, appearing in this Current Report on Form 8-K/A dated October 18, 2010 of EV Energy Partners, L.P.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
October 18, 2010